NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS
STRONG GROWTH FOR 2008
COMPANY ACHIEVES RECORD RESULTS IN THE FACE OF ECONOMIC TURMOIL
FOR IMMEDIATE RELEASE: February 26, 2009
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) announces record net earnings for the year ended December 31, 2008 of $101.4 million, or $0.96 per diluted share, and adjusted net earnings of $85.5 million, or $0.81 per diluted share. This compares to adjusted net earnings of $71.9 million, or $0.68 per diluted share for 2007, representing year-over-year growth of 19%. Financial statement net earnings in 2007 were $76.0 million, or $0.72 per diluted share. The Company conducted 193 industrial auctions in 13 countries throughout North America, Europe, the Middle East, Asia and Australia, and set 12 regional gross auction proceeds records during the year. The Company also opened five new or replacement auction facilities in 2008 as it continued its global expansion program.
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. All dollar amounts in this release are presented in United States dollars and all share and per share information reflects the three-for-one split of the Company’s common shares that occurred at the close of business on April 24, 2008.
Gross auction proceeds for 2008 were a record $3.57 billion, 12% higher than in 2007, and auction revenues increased 14% to $354.8 million. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 9.95% in 2008, compared to 9.79% in 2007. Adjusted net earnings in 2008 increased 19% over 2007 adjusted net earnings primarily as a result of higher gross auction proceeds and a stronger auction revenue rate, partially offset by higher operating costs.
During the fourth quarter of 2008, the Company achieved gross auction proceeds of $853.9 million and auction revenues of $81.7 million. The auction revenue rate was 9.57%, compared to 9.40% in the fourth quarter of 2007. Net earnings for the fourth quarter of 2008 were $27.1 million, or $0.26 per diluted share. Adjusted net earnings for the fourth quarter of 2008 were $19.2 million, or $0.18 per diluted share.
The Company had a record of more than 277,000 bidder registrations at its unreserved industrial auctions in 2008, of which approximately 84,000 were successful buyers. In 2007, the Company had more than 254,000 bidder registrations, of which approximately 80,000 were buyers.
Ritchie Bros. worked with a record number of truck, equipment and other asset sellers in 2008, selling in excess of 252,000 lots on behalf of over 36,000 consignors. In 2007, Ritchie Bros. sold approximately 265,000 lots for almost 35,000 consignors.
The Company’s auctions varied greatly in size in 2008, but the average Ritchie Bros. industrial auction attracted over 1,400 bidders who competed for over 1,300 lots consigned by 189 consignors. The average gross auction proceeds per industrial auction for 2008 was approximately $17.7 million (2007 — $16.7 million).

Over $700 million worth of trucks, equipment, and other assets were sold using the Company’s rbauctionBid-Live internet bidding service during 2008, representing a 17% increase in online gross auction proceeds compared to 2007. More than 99,000 customers from almost 180 countries have now registered and received approval to use rbauctionBid-Live. Internet bidders represented approximately 27% of the total registered bidders at Ritchie Bros. industrial auctions in 2008, and they were the buyer or runner up bidder on 30% of the lots offered online at these auctions. Since launching its internet bidding service in 2002, the Company has now sold over $2.5 billion of trucks, equipment, and other assets over the internet.
Peter Blake, the Company’s CEO, commented: “We are very proud of our people and what we achieved in 2008. We delivered strong growth in all of our markets in 2008, and made great strides in our ongoing strategic initiatives. We appreciate that many companies are experiencing financial difficulties in today’s economy, yet, in spite of these uncertainties, our fourth quarter performance was solid. Our unique business model has allowed our company to grow in both good and challenging times during our first 50 years, and we are confident that we will continue to grow into the future as we increase our sales force and expand our network of auction sites.” Mr. Blake added: “We were also able to increase significantly our available credit facilities in the latter part of 2008 even as credit markets tightened dramatically. We believe this continues to affirm the confidence the market has in Ritchie Bros. We believe this increased capital availability will give us added flexibility as we continue in 2009 and beyond to execute our long-term growth strategy.”
The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and isolates the impact of items which the Company does not consider to be part of its normal operating results.
In 2008, the Company made certain reclassifications in its Statement of Operations that affected its reported auction revenue rate, auction revenues, direct expenses, general and administrative expenses, and other income. These changes were made to improve the presentation in its financial statements and had no impact on the Company’s net earnings. 2007 comparative figures have been reclassified to conform with the presentation adopted in 2008.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 38 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2008 financial results at 8:00am Pacific Time (11:00am Eastern Time) on February 26, 2009. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; future growth opportunities and strategy; growth during challenging economic times, sales force increases; and auction site network expansion. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD	Year ended	Year ended
thousands, except share and per share amounts)	December 31, 2008	December 31, 2007

Gross auction proceeds	$3,567,160	$3,186,463

Auction revenues (1)	$354,818	$311,906
Direct expenses (1)	49,750	46,481

	305,068	265,425

Expenses
Depreciation and amortization	24,764	19,417
General and administrative (1)	164,556	144,816

Earnings from operations	115,748	101,192

Other income (expense)
Interest expense	(859)	(1,206)
Interest income (1)	4,994	7,393
Foreign exchange gain (1) (2)	11,656	2,802
Gain on disposition of capital assets (3)	6,370	243
Other income	1,375	1,471

Earnings before income taxes	139,284	111,895

Income taxes	37,884	35,912

Net earnings (2)(3)	$101,400	$75,983

Net earnings per share (4)	$0.97	$0.73
Net earnings per share — diluted (4)	$0.96	$0.72

Weighted average shares outstanding (4)	104,713,375	104,266,113
Diluted weighted average shares outstanding (4)	105,773,944	105,262,296

Net earnings in accordance with Canadian GAAP	$101,400	$75,983
Less: after-tax foreign exchange impact of financing transactions (2)	(8,626)	(4,093)
Less: after-tax gain on sale of excess property (3)	(7,295)	—

Adjusted net earnings	$85,479	$71,890

Adjusted net earnings per share (4)	$0.82	$0.69
Adjusted net earnings per share — diluted (4)	$0.81	$0.68
(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Net earnings for the year ended December 31, 2008 included the reclassification to net earnings of foreign currency translation gains of $15,023 ($13,615 after tax, or $0.13 per diluted share). These gains were formerly recorded in the cumulative translation adjustment account and arose in 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. In addition, in 2008 the Company recorded a foreign exchange loss of $5,835 ($4,989 after tax, or $0.05 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2007 was a foreign exchange gain of $4,789 ($4,093 after tax, or $0.04 per diluted share). This debt was assigned after year end to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(3)	Net earnings for the year ended December 31, 2008 included total gains of $8,304 ($7,295 after tax, or $0.07 per diluted share) recorded on the sale of excess property. The Company has highlighted these amounts because it does not consider these gains to be part of its normal operations.

(4)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD	Three months ended	Three months ended
thousands, except share and per share amounts)	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)

Gross auction proceeds	$853,927	$873,306

Auction revenues (1)	$81,693	$82,129
Direct expenses (1)	13,014	14,446

	68,679	67,683

Expenses
Depreciation and amortization	6,541	5,516
General and administrative (1)	38,335	41,705

Earnings from operations	23,803	20,462

Other income (expense)
Interest expense	(116)	(308)
Interest income	1,376	2,184
Foreign exchange gain (loss) (1) (2)	11,133	(318)
Gain (loss) on disposition of capital assets	(443)	29
Other income	383	423

Earnings before income taxes	36,136	22,472

Income taxes	8,996	5,506

Net earnings (2)	$27,140	$16,966

Net earnings per share (3)	$0.26	$0.16
Net earnings per share — diluted (3)	$0.26	$0.16

Weighted average shares outstanding (3)	104,822,499	104,428,014
Diluted weighted average shares outstanding (3)	105,558,129	105,636,546

Net earnings in accordance with Canadian GAAP	$27,140	$16,966
Less: after-tax foreign exchange impact of financing transactions (2)	(7,918)	(21)

Adjusted net earnings	$19,222	$16,945

Adjusted net earnings per share (3)	$0.18	$0.16
Adjusted net earnings per share — diluted (3)	$0.18	$0.16

(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Net earnings for the quarter ended December 31, 2008 included the reclassification to net earnings of foreign currency translation gains of $12,254 ($11,148 after tax, or $0.11 per diluted share). These gains were formerly recorded in the accumulated translation adjustment account and arose in 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. In addition, in 2008 the Company recorded a foreign exchange loss of $3,778 ($3,230 after tax, or $0.03 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2007 was a foreign exchange gain of $24 ($21 after tax, or less than $0.01 per diluted share). This debt was assigned after year end to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to internal financial transactions to recur in future periods.

(3)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

Selected Balance Sheet Data (USD thousands)	December 31, 2008	December 31, 2007

Current assets	$193,940	$237,185
Current liabilities	146,831	178,978

Working capital	$47,109	$58,207

Total assets	689,488	672,887
Long-term debt	67,411	44,844
Total shareholders’ equity	465,162	435,116

Selected Operating Data (unaudited)	Year ended	Year ended
	December 31, 2008	December 31, 2007

Auction revenues as percentage of gross auction proceeds	9.95%	9.79%
Number of consignors at industrial auctions	36,595	34,931
Number of bidders at industrial auctions	277,560	254,259
Number of buyers at industrial auctions	84,005	80,340
Number of permanent auction sites	30	28
Number of regional auction units	8	9
For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary

Phone:	604 273 7564

Fax:	604 273 2405

Email:	ir@rbauction.com